Exhibit 99.1

www.ardaghgroup.com Ardagh Group S.A. 56, rue Charles Martel L-2134 Luxembourg Luxembourg T: +352 26 25 85 - 55 F: +352 26 38 94 - 44 E: enquiries@ardaghgroup.com

April 14, 2021

Dear Shareholder,

You are cordially invited to exercise your voting right for the 2021 Annual General Meeting of Shareholders (the “Annual General Meeting”) of Ardagh Group S.A. (the “Company”) to be held at 12:00 p.m. Luxembourg time on May 19, 2021 and an Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting” and together with the Annual General Meeting, the “Meetings”) to be held immediately thereafter, both by way of proxy without physical presence in accordance with the Luxembourg law of September 23, 2020, as amended.  Information concerning the matters to be considered and voted upon at the Annual General Meeting and the Extraordinary General Meeting is set out in the attached Convening Notice and Proxy Statement.

The Board of Directors has fixed March 29, 2021 (10:00 p.m. Luxembourg time, 4:00 p.m. EDT) as the record date for both the Annual General Meeting and the Extraordinary General Meeting (the “Record Date”), and only holders of record of shares at such time will be entitled to notice of or to vote at the Meetings or any adjournment or postponement thereof.

In order to exercise your voting right for the Annual General Meeting and/or the Extraordinary General Meeting and to be represented by a proxyholder designated by the Company in accordance with the Luxembourg law of September 23, 2020, as amended, please follow the instructions you received.

Please note that proxy cards must be received by the tabulation agent (Computershare), no later than 7:00 p.m. Luxembourg time, 1:00 p.m. EDT, on May 17, 2021, in order for such votes to be taken into account.

On behalf of the Board of Directors, we thank you for your continued support.

Sincerely,

Paul Coulson
Chairman and Chief Executive Officer

R.C.S. Luxembourg B 160804

www.ardaghgroup.com

Ardagh Group S.A.

56, rue Charles Martel

L-2134 Luxembourg

Luxembourg

T: +352 26 25 85 - 55

F: +352 26 38 94 - 44

E: enquiries@ardaghgroup.com

Convening Notice

to the Annual General Meeting of Shareholders and

the Extraordinary General Meeting of Shareholders

to be held on May 19, 2021 at 12:00 p.m. Luxembourg time without physical presence in accordance with the Luxembourg law of September 23, 2020, as amended

April 14, 2021

Dear Shareholder,

The Board of Directors of Ardagh Group S.A. (the “Company”) is pleased to invite you to exercise your voting right for the 2021 Annual General Meeting of Shareholders (the “Annual General Meeting”), to be held on May 19, 2021 at 12:00 p.m. Luxembourg time and the Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting”) to be held immediately thereafter, by way of proxy without physical presence in accordance with the Luxembourg law of September 23, 2020, as amended, with the following agendas:

Agenda of the Annual General Meeting

1.Consider the reports of the Board of Directors of the Company and the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s consolidated financial statements for the financial year ended December 31, 2020 and approve the Company’s consolidated financial statements for the financial year ended December 31, 2020.
2.Consider the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s annual accounts for the financial year ended December 31, 2020 and approve the Company’s annual accounts for the financial year ended December 31, 2020.
3.Confirm the distribution of dividends decided by the Board of Directors of the Company during the financial year ended December 31, 2020 and resolve to carry forward the remaining profit for the year ended December 31, 2020.

4.	Grant discharge (quitus) to all members of the Board of Directors of the Company who were in office during the financial year ended December 31, 2020 for the proper performance of their duties.
5.	Re-elect the Class III Directors of the Company:
a)	Mr. Johan Gorter, as Class III Director until the 2024 annual general meeting of shareholders;
b)	The Rt. Hon. the Lord Hammond of Runnymede, as Class III Director until the 2024 annual general meeting of shareholders;
c)	Mr. Damien O’Brien, as Class III Director until the 2024 annual general meeting of shareholders; and

d)  Mr. Hermanus Troskie, as Class III Director until the 2024 annual general meeting of shareholders.

6.	Approve the aggregate amount of the directors’ remuneration.
7.	Appoint PricewaterhouseCoopers Société coopérative as statutory auditor (réviseur d’entreprises agréé) of the Company for the period ending at the 2022 annual general meeting of shareholders.

Agenda of the Extraordinary General Meeting

1.	Renewal of the authorization granted to the Board of Directors to increase the issued share capital up to the authorized share capital with authority to limit or cancel the shareholders’ preferential subscription right, during a period of five years ending on the fifth anniversary of the 2021 Extraordinary General Meeting and amendment to article 7 of the Articles of Association accordingly; and
2.	Renewal of the authorization granted to the Board of Directors to purchase, acquire or receive the Company’s own shares for cancellation or hold them as treasury shares during a period of five years ending on the fifth anniversary of the 2021 Extraordinary General Meeting and amendment to article 9 of the Articles of Association accordingly.

Pursuant to articles 23 and 24 of our Articles of Association, the Annual General Meeting will validly deliberate on its agenda with the quorum requirement of at least one-third (1/3) of our issued share capital, and the resolutions at the Annual General Meeting will be adopted by a simple majority of the votes validly cast.

Pursuant to article 23 and 24 of our Articles of Association, the Extraordinary General Meeting will validly deliberate on its agenda with the quorum requirement of at least half (1/2) of our issued share capital, and the resolutions at the Extraordinary General Meeting will be adopted by a majority of two-thirds (2/3) of the votes validly cast.

Any shareholder who holds one or more common share(s) of the Company on March 29, 2021 at 10:00 p.m. Luxembourg time, 4:00 p.m. EDT (the “Record Date”) will be entitled to vote at the Annual General Meeting and the Extraordinary General Meeting by submitting a proxy card by 7:00 p.m. Luxembourg time (1:00 p.m. EDT), on May 17, 2021.

Please consult the Proxy Statement enclosed herewith, and also available on the Company’s website, as to your representation at the Annual General Meeting and the Extraordinary General Meeting by way of proxy.  Copies of the Company’s consolidated financial statements and its annual accounts for the financial year ended December 31, 2020 together with the reports of the Board of Directors and the statutory auditor and the proposed amendments to the Articles of Association are available at www.ardaghgroup.com/corporate-investors/agm.html.  Please note that proxy cards must be received by the tabulation agent (Computershare), no later than 7:00 p.m. Luxembourg time, 1:00 p.m. EDT, on May 17, 2021, in order for such votes to be taken into account.

Please note that in response to the COVID‐19 pandemic and in accordance with the Luxembourg law of September 23, 2020, as amended, which allows for meetings of shareholders to be held without requiring their physical presence and which provides for the exercise of the shareholders’ rights through their representation by a proxyholder, the Annual General Meeting and the Extraordinary General Meeting will be held without the shareholders’ physical presence.  These measures have been prompted by the COVID‐19 crisis in order to allow Luxembourg companies to function normally and hold their meetings without the shareholders’ physical presence to prevent the spreading of the virus at such meetings.

Sincerely,

Paul Coulson

Chairman and Chief Executive Officer

on behalf of the Board of Directors

ARDAGH GROUP S.A.

PROXY STATEMENT
ANNUAL GENERAL MEETING OF SHAREHOLDERS AND

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
MAY 19, 2021

GENERAL INFORMATION

This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors of Ardagh Group S.A. (the “Company,” the “Group,” “Ardagh,” “we,” “our” or “us”) for use at the 2021 Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held on May 19, 2021, at 12:00 p.m. Luxembourg time and the Extraordinary Meeting of Shareholders (the “Extraordinary General Meeting” and together with the Annual General Meeting, the “Meetings”) to be held immediately following the Annual General Meeting without the shareholders’ physical presence in accordance with the Luxembourg law of  September 23, 2020, as amended, which allows for meetings of shareholders to be held without requiring their physical presence and which provides for the exercise of the shareholders’ rights through their representation by a proxyholder, and any adjournment or postponement thereof.  This Proxy Statement is available on our website at www.ardaghgroup.com/corporate-investors/agm.html, together with the Company’s consolidated financial statements and its annual accounts for the financial year ended December 31, 2020 and our Annual Report on Form 20-F for the year ended December 31, 2020 (the “Annual Report on Form 20-F”), the report of the Board of Directors to the Extraordinary General Meeting and the proposed amendments to the Articles of Association. The Proxy Statement also will be made available to our “street name” holders (meaning beneficial owners with their shares held through a bank, brokerage firm or other record owner) and registered shareholders as at the Record Date (as defined below) through the delivery methods described below.

This Proxy Statement, together with the Convening Notice containing the agenda and the proxy card with reply envelope, are hereinafter referred to as the “Proxy Materials”.

Foreign Private Issuer

We are a “foreign private issuer” within the meaning of Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended, and as a result, we are not required to mandatorily comply with U.S. federal proxy requirements.

How May the Annual General Meeting and Extraordinary General Meeting Materials Be Accessed?

(a)Street name holders

We have elected to provide access to our Proxy Materials over the internet.  Accordingly, we are sending a notice (the “Information Notice”) on April 14, 2020 regarding internet availability of Proxy Materials to our street name holders of record as of 10:00 p.m. Luxembourg time, 4:00 p.m. EDT, on March 29, 2021 (the “Record Date”).  You will have the ability to access the Proxy Materials, the Company’s consolidated financial statements and its annual accounts for the financial year ended December 31, 2020 and our Annual Report on Form 20-F, the report of the Board of Directors to the Extraordinary General Meeting and the proposed amendments to the Articles of Association on the website referred to in the Information Notice (www.ardaghgroup.com/corporate-investors/agm.html) or street name holders may request to receive a printed set of the Proxy Materials.  Instructions on how to access the Proxy Materials either by viewing them online or by requesting a copy may be found in the Information Notice.  You will not receive a printed copy of the Proxy Materials unless you have requested one when setting up your brokerage account or request one in the manner set forth in the Information Notice.  This permits us to conserve natural resources and reduces our printing costs, while giving shareholders a convenient and efficient way to access our Proxy Materials and to exercise the voting rights attendant to their shares at the Meetings.

(b)Registered shareholders

We are mailing the Proxy Materials on April 14, 2021 to all registered shareholders of our common shares as at the Record Date.

Who May Vote at the Annual General Meeting and the Extraordinary General Meeting?

Only registered shareholders or street name holders of our shares as at the Record Date will be entitled to notice of the Meetings and to vote at each of the Meetings through their legal proxy holders designated by the Company as set forth on the proxy card.  On the Record Date, 236,368,136 common shares were issued and outstanding, consisting of 18,672,136 Class A common shares and 217,696,000 Class B common shares.  Each Class A common share is entitled to one vote at each of the Meetings and each Class B common share is entitled to 10 votes at each of the Meetings.

What Constitutes a Quorum?

At any ordinary general meeting (including the Annual General Meeting), the holders of in excess of one-third (1/3) of the share capital in issue represented by proxy at the meeting will form a quorum for the transaction of business.  At any extraordinary general meeting (including the Extraordinary General Meeting) the holders of in excess of one-half (1/2) of the share capital in issue represented by proxy at the meeting will form a quorum for the transaction of business.  Abstentions, described below, are counted as shares present for purposes of determining whether a quorum exists.

What Are Broker Non-Votes and Abstentions?

Broker non-votes occur when brokers holding shares in street name for beneficial owners do not receive instructions from the beneficial owners about how to vote their shares and the broker is unable to vote the shares in its discretion in the absence of an instruction.  An abstention occurs when a shareholder withholds such shareholder’s vote on a particular matter by checking the “ABSTAIN” box on the proxy card.

Your broker will NOT be able to vote your shares with respect to any of the proposals or other matters considered at the Annual General Meeting or Extraordinary General Meeting, unless you have provided instructions to your broker.  We strongly encourage you to provide instructions to your broker to vote your shares and exercise your right as a shareholder.  A vote will not be cast in cases where a broker has not received an instruction from the beneficial owner.

With respect to all of the proposals or other matters considered at the Annual General Meeting or Extraordinary General Meeting, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast with respect to each such proposal.

Broker non-votes and abstentions are not considered votes cast and have no effect on the outcome of any of the proposals.

What Is the Process for Voting and Revocation of Proxies?

If you are a registered shareholder, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.  Please note that in response to the COVID‐19 pandemic and in accordance with the Luxembourg law of September 23, 2020, as amended, which allows for meetings of shareholders to be held without requiring their physical presence and which provides for the exercise of the shareholders’ rights through their representation by a proxy holder, the Annual General Meeting and the Extraordinary General Meeting will be held without the shareholders’ physical presence, and, accordingly, you may not vote in person.

If your shares are held in “street name”, you will receive instructions from your bank, brokerage firm or other record owner.  You must follow the instructions of the bank, brokerage firm or other record owner in order for your shares to be voted.

The Company will retain an independent tabulator to receive and tabulate the proxies.

If you submit a proxy and direct how your shares will be voted, the individuals named as proxies will vote your shares in the manner you indicate.  If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares “FOR” the election of each of the nominees for director and “FOR” each of the other proposals identified herein.

It is not expected that any other matters will be brought before the Annual General Meeting and the Extraordinary General Meeting.  If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters.

A registered shareholder who has given a proxy may revoke it at any time before it is exercised at the Annual General Meeting and/or the Extraordinary General Meeting by:

●	delivering a written notice on or before May 17, 2021, at 7:00 p.m. Luxembourg time, 1:00 p.m. EDT at the address given below, stating that the previously delivered proxy is revoked; or
●	signing and delivering on or before May 17, 2021, at 7:00 p.m. Luxembourg time, 1:00 p.m. EDT to the address given below a subsequently dated proxy card dated prior to the vote at the Annual General Meeting and the Extraordinary General Meeting.

If you are a registered shareholder, you may request a new proxy card by calling the Company at its registered office in Luxembourg at +352 26 25 85 55.

Registered shareholders should send any written notice or proxy card by (i) regular mail to Ardagh Group S.A., c/o Computershare, PO Box 505000, Louisville, KY 40233-5000, or (ii) by courier or U.S. overnight mail to Ardagh Group S.A., c/o Computershare, 462 South 4th Street, Suite 1600, Louisville, KY 40233-5000 (Telephone: +1 800-736-3001 and from outside the US +1 781 575 3100).

Any street name holder may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the shares.  Your last voting instructions, prior to or at the Annual General Meeting and/or the Extraordinary General Meeting, are the voting instructions that will be taken into account.

Who May Attend the Annual General Meeting and the Extraordinary General Meeting?

Please note that in response to the COVID‐19 pandemic and in accordance with Luxembourg and international travel restrictions and limitations of large gatherings and in particular the Luxembourg law of  September 23, 2020, as amended, which allows for meetings of shareholders to be held without requiring their physical presence and which provides for the exercise of the shareholders’ rights through their representation by a proxy holder, the Meetings will be held without the shareholders’ physical presence.  These measures have been prompted by the COVID‐19 pandemic in order to allow Luxembourg companies to function normally and hold their meetings without shareholders’ physical presence to prevent the spreading of the virus at such meetings.

Members of the Board of Directors will join the Meetings by teleconference and represent the shareholders of the Company pursuant to the power granted to them under the proxy cards, with one proxyholder joining the teleconference in the presence of a Luxembourg notary (subject to COVID-19 restrictions in place at that time) to record the notarial deed of the Extraordinary General Meeting.

What Is the Process for the Solicitation of Proxies?

We will pay the cost of soliciting proxies for the Annual General Meeting and the Extraordinary General Meeting.  We may solicit by mail, telephone, personal contact and electronic means and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the Information Notice, and if requested, Proxy Materials, to beneficial owners.  Upon request, we will reimburse them for their reasonable expenses.  In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation).  Shareholders are encouraged to return their proxies promptly.

ANNUAL GENERAL MEETING

PROPOSAL WITH RESPECT TO AGENDA ITEMS NO. 1 AND 2:
APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS AND ANNUAL ACCOUNTS

At the Annual General Meeting, the Board of Directors will present the report on conflicts of interest, the management report on the Company’s consolidated financial statements, as well as the reports of the statutory auditor (réviseur d’entreprises agréé) on the consolidated financial statements and the annual accounts for the financial year ended December 31, 2020.  The management report and the statutory auditor’s reports are available on our website at www.ardaghgroup.com/corporate-investors/agm.html.  After such presentation, the following resolutions will be put before the Annual General Meeting for approval:

Resolved:  The Annual General Meeting, after having reviewed the report of the Board of Directors of the Company and the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s consolidated financial statements for the financial year ended December 31, 2020, hereby approves the consolidated financial statements of the Company for the financial year ended December 31, 2020 in their entirety.

Resolved:  The Annual General Meeting, after having reviewed the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s annual accounts for the financial year ended December 31, 2020, hereby approves the annual accounts of the Company for the financial year ended December 31, 2020 in their entirety.

Vote Required and Board Recommendation

Approval of these proposals requires the affirmative vote of a simple majority of votes validly cast on such resolution by shareholders entitled to vote at the Annual General Meeting.  In the case of an equality of votes the resolutions will fail.

Our Board of Directors recommends a vote “FOR” the approval of the Company’s consolidated financial statements and its annual accounts for the financial year ended December 31, 2020.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 3:
APPROVAL OF ALLOCATION OF ANNUAL RESULTS

The Board of Directors will propose that the Annual General Meeting approves the distribution of dividends which have been made in respect of the financial year ended December 31, 2020:

(i)the amount of USD 35,453,953 which was distributed as interim dividend (USD 0.15 per share) on June 17, 2020 (as 2020 first quarter dividend);
(ii)the amount of USD 35,454,366 which was distributed as interim dividend (USD 0.15 per share) on October 1, 2020 (as 2020 second quarter dividend);
(iii)the amount of USD 35,454,682 which was distributed as interim dividend (USD 0.15 per share) on December 16, 2020 (as 2020 third quarter dividend);

(iv)the amount of USD 35,454,983 which was distributed as interim dividend (USD 0.15 per share) on April 1, 2021 (as 2020 fourth quarter dividend);

and to carry forward the remaining profit for the year ended December 31, 2020.

Resolved:  The Annual General Meeting hereby resolves to approve the distribution of dividends which have been made in respect of the financial year ended December 31, 2020: (i) the amount of USD 35,453,953 which was distributed as interim dividend (USD 0.15 per share) on June 17, 2020 (as 2020 first quarter dividend), (ii) the amount of USD 35,454,366 which was distributed as interim dividend (USD 0.15 per share) on October 1, 2020 (as 2020 second quarter dividend), (iii) the amount of USD 35,454,682 which was distributed as interim dividend (USD 0.15 per share) on December 16, 2020 (as 2020 third quarter dividend), and (iv) the amount of USD 35,454,983 which was distributed as interim dividend (USD 0.15 per share) on April 1, 2021 (as 2020 fourth quarter dividend) out of the profit for the year ended December 31, 2020, and approves to carry forward the remaining profit for the year as recommended by the Board of Directors of the Company.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting.  In the case of an equality of votes the resolution will fail.

Our Board of Directors recommends a vote “FOR” the approval of the allocation of our annual results.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 4:
APPROVAL OF DISCHARGE TO DIRECTORS FOR PERFORMANCE

Under Luxembourg law, the shareholders are asked to vote on the discharge (quitus) of the directors with respect to the performance of their duties during the completed financial year.  At the Annual General Meeting, the shareholders will be asked to approve the following resolution with respect to the discharge of our directors who served during the year ended December 31, 2020:

Resolved:  The Annual General Meeting hereby grants discharge (quitus) to the members of the Board of Directors who were in office during the financial year ended December 31, 2020 for the proper performance of their duties.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting.  In the case of an equality of votes the resolution will fail.

Our Board of Directors recommends a vote “FOR” the approval of discharge to the members of the Board of Directors.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 5:
RE-ELECTION OF CLASS III DIRECTORS OF THE COMPANY

Our Board of Directors consists of fourteen (14) directors.  Our Articles of Association provide that our Board of Directors will consist of no fewer than three (3) directors and no more than fifteen (15) directors, with the number of directors within that range being determined by the Board of Directors from time to time.  Pursuant to our Articles of Association, our directors are appointed by the Annual General Meeting for a period of one to three years.

The Board of Directors has nominated Mr. Johan Gorter, The Rt. Hon. the Lord Hammond of Runnymede, Mr. Damien O’Brien and Mr. Hermanus Troskie for re-election as directors of the Company as Class III Directors, with terms of office expiring at the annual general meeting of shareholders of the Company to be held in 2024.  All nominees are presently members of the Board of Directors.

As provided in the Company’s Articles of Association, except in the case of a vacancy in the office of director filled by the Board as described therein, the Company may elect directors by resolution adopted at an ordinary general meeting of shareholders (including an annual general meeting).

Nominees for Re-election to the Company’s Board of Directors

Information concerning the nominees for re-election to the Board of Directors is set forth below:

Name	Age	Position
Johan Gorter	61	Chairman Glass North America and Director
The Rt. Hon. the Lord Hammond of Runnymede	65	Independent Non-Executive Director
Damien O’Brien	65	Independent Non-Executive Director
Hermanus Troskie	50	Independent Non-Executive Director

Johan Gorter was appointed director of the Group in 2016. Mr. Gorter joined PLM in 1998 as plant director for the Dongen glass plant.  He then held several management positions within Rexam before he joined the Group in 2007 as Group Director for Continuous Improvement.  He was Chief Executive Officer of Glass Packaging Europe from 2011 to 2019 and Chief Executive Officer of Glass Packaging from 2017 to 2019.  Since 2020, Mr. Gorter is Chairman of Glass Packaging North America.  Mr. Gorter holds a Masters in Industrial Engineering from the University of Eindhoven

The Rt. Hon. the Lord Hammond of Runnymede has had a distinguished career in British politics.  A Member of Parliament of the United Kingdom from 1997 to 2019, he held a range of ministerial offices, most recently serving as Chancellor of the Exchequer from 2016 to 2019.  Prior to this, he served as Foreign Secretary from 2014 to 2016, as Defence Secretary from 2011 to 2014 and as Transport Secretary from 2010 to 2011.  Lord Philip Hammond joined the Board in 2019 as an Independent Director and is a member of the Audit Committee

Damien O’Brien has served as CEO of Egon Zehnder from 2008 to 2014 and as its Chairman from 2010 to 2018.  Mr. O’Brien joined Egon Zehnder in 1988 and since then he has been based in Australia, Asia and Europe.  He is also a member of the boards of IMD Business School in Lausanne, Switzerland, and St. Vincents Health Australia.  He joined the Board in 2017 as an Independent Director and is a member of the Audit Committee.

Hermanus Troskie has been a director of the Group since 2009.  Mr. Troskie is the Deputy CEO at Maitland, a global advisory and administration firm.  He has extensive experience in the areas of international corporate structuring, cross-border financing and capital markets, with a particular interest in integrated structuring for entrepreneurs and their businesses.  Mr. Troskie is a director of companies within the Yeoman group of companies, and other private and public companies.  He qualified as a South African Attorney in 1997, and as a Solicitor of the Senior Courts of England and Wales in 2001.  Mr. Troskie is based in Luxembourg.

At the Annual General Meeting, the shareholders will be asked to approve the following resolution:

Resolved:  The Annual General Meeting hereby approves the re-election of Mr. Johan Gorter, The Rt. Hon. the Lord Hammond of Runnymede, Mr. Damien O’Brien and Mr. Hermanus Troskie, each as a Class III Director of the Company for a term ending at the 2024 annual general meeting of shareholders.

Vote Required and Board Recommendation

The re-election of each nominee for director requires the affirmative vote of a simple majority of votes validly cast on such matter by the shareholders entitled to vote at the Annual General Meeting.  In the case of an equality of votes the resolution will fail.

Our Board of Directors recommends a vote “FOR” the re-election of the four directors named above to terms that run until the annual general meeting of shareholders indicated above.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 6:
APPROVAL OF THE AGGREGATE AMOUNT OF THE DIRECTORS’ REMUNERATION

We have established a compensation program for our independent non-executive directors for their service on the Board of Directors and any committees of the Board.  The aggregate amount of our independent non-executive directors’ compensation as proposed by the Board of Directors for the year 2021 is approximately $1,380,000.

The independent non-executive directors’ compensation program will allow each independent non-executive director the opportunity to elect to receive Class A common shares in lieu of a portion of the annual cash retainer payable to the independent non-executive director under the program.  If an independent non-executive director elects to receive shares in lieu of a portion of the annual cash retainer, the Company would deliver the shares to the director at the time that the cash payment would otherwise be made to the director.

We also reimburse our independent non-executive directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in-person at Board of Directors and committee meetings.  Directors who are employees do not receive any compensation for their services as directors.

We refer to the arrangements described above as the “Remuneration Arrangements”.

At the Annual General Meeting, the shareholders will be asked to approve the following resolution:

Resolved: The Annual General Meeting hereby approves the Remuneration Arrangements with respect to the directors of the Company for the year 2021.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting.  In the case of an equality of votes the resolution will fail.

Our Board of Directors recommends a vote “FOR” the approval of independent non-executive directors’ remuneration for the year 2021.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 7:
APPROVAL OF APPOINTMENT OF STATUTORY AUDITOR

At the Annual General Meeting, the shareholders will be asked to approve the following resolution:

Resolved:  The Annual General Meeting hereby approves the appointment of PricewaterhouseCoopers Société coopérative as approved statutory auditor (réviseur d’entreprises agréé) of the Company for the period ending at the 2022 annual general meeting of shareholders.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting.  In the case of an equality of votes the resolution will fail.

Our Board of Directors recommends a vote “FOR” the appointment of PricewaterhouseCoopers Société coopérative as approved statutory auditor (réviseurs d’entreprises agréé) for the period ending at the 2022 annual general meeting of shareholders.

EXTRAORDINARY GENERAL MEETING

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 1:

AUTHORIZATION TO THE BOARD TO INCREASE THE SHARE CAPITAL

The Board of Directors is seeking approval by the shareholders to renew the authorization granted to the Board of Directors to increase the issued share capital up to the authorized share capital with authority to limit or cancel the shareholders’ preferential subscription right, during a period of five years ending on the fifth anniversary of the 2021 Extraordinary General Meeting and amendment to article 7 of the Articles of Association of the Company accordingly.

The Company’s current issued share capital amounts to EUR 21,956,321.36 and is represented by 18,672,136 Class A common shares, with a par value of EUR 0.01 each (the “Class A Common Shares”) and 217,696,000 Class B common shares with a par value of EUR 0.10 each (the “Class B Common Shares” and together with the Class A Common Shares, the “Common Shares”).  The Company’s current authorized share capital (including the issued share capital), amounts to EUR 55,000,000 divided into i) 1,000,000,000 Class A common shares, with a par value of EUR 0.01 each and ii) 450,000,000 Class B common shares with a par value of EUR 0.10 each.

Under the current authorization (the “Current Authorization”), the permitted uses by the Board of Directors of the authorized share capital include the issuance of Common Shares, the granting of options to subscribe for Common Shares and the issuance of any other instruments convertible into Common Shares up to the Company’s maximum but as yet unissued share capital to such persons and on such terms as the Board of Directors determines in its absolute discretion as further described in article 7 of the Articles of Association of the Company.  The Board of Directors is also authorized to issue Common Shares free of charge within the limitations of article 420-26 (6) of the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “Law”).  The Board of Directors is authorized to withdraw or limit the Luxembourg statutory preemption provisions upon the issuance of Common Shares pursuant to this authority.

The Company wishes to renew the current authorization of the Board of Directors as set out in the paragraph above and thus maintain the flexibility to use the Company’s authorized share capital and maintain the Board of Directors’ right to limit or cancel the preferential subscription right of existing shareholders in the context of an issuance of Common Shares or of options to subscribe for Common Shares or an issuance of any other instruments convertible into Common Shares for a period of five years.  The Board of Directors will continue to be authorized to issue Common Shares free of charge within the limitations of article 420-26 (6) of the Law and the restrictions set out in article 7.3. (b) of our Articles of Association with respect to the issuance of class B Common Shares will continue to apply.

The report of the Board of Directors of the Company relating to the proposed renewal of the authorization granted to the Board of Directors to increase the issued share capital up to the authorized share capital with authority to limit or cancel the shareholders’ preferential subscription right is available at our website www.ardaghgroup.com/corporate-investors/agm.html.

At the Extraordinary General Meeting, the shareholders will be asked to approve the following resolution:

Resolved:

(a) to renew the authorization granted to the Board of Directors, to issue Common Shares up to the Company’s maximum but as yet unissued share capital and to grant power to the Board of Directors to limit or cancel preferential subscription rights in the context of an issuance of Common Shares or of options to subscribe for Common Shares or an issuance of any other instruments convertible into Common Shares for a period of five years starting on the date of the Extraordinary General Meeting; and

(b) amend article 7.3 (a) of the Articles of Association accordingly as to be read as follows (changes appearing in bold):

“7.3.(a) The Board is generally and unconditionally authorised for a period of five years from 19 May 2021 ~~3 March 2017~~, to issue Common Shares, to grant options to subscribe for Common Shares and to issue any other instruments convertible into Common Shares up to a maximum of the authorised but as yet unissued share capital of the Company to such persons and on such terms as the Board determines in its absolute discretion. The Board may set the subscription price for the Common Shares so issued, as well as determining the form of consideration to be paid for any such Common Shares which may include (i) cash, including the setting off of claims against the Company that are certain, due and payable, (ii) payment in kind, and (iii) reallocation of the share premium, profit reserves or other reserves of the Company. The Board is also authorised to issue Common Shares free of charge within the limitations of Article 420-26(6)~~32-3 (5bis)~~ of the Act.”

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a two-third majority of the votes validly cast on such resolution.

Our Board of Directors recommends a vote “FOR” the approval of the authorization of the Board of Directors to increase the issued share capital up to the authorized share capital with authority to limit or cancel the preferential subscription right of existing shareholders and the amendment to article 7 of the Articles of Association.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 2:
RENEWAL OF THE AUTHORIZATION TO PURCHASE, ACQUIRE, RECEIVE OR HOLD AND SELL SHARES IN THE COMPANY

At the Extraordinary General Meeting the shareholders will be asked to approve the following resolution:

Resolved:

The Extraordinary General Meeting resolves to renew the authorization granted to the Board of Directors of the Company, with option to delegate, to purchase, acquire or receive the Company’s own shares for cancellation or hold them as treasury shares, within the limits and subject to the conditions set forth in the law or other applicable laws and regulations and pursuant to the conditions of article 9 of the Articles of Association during a period of five years ending on the fifth anniversary of the 2021 Extraordinary General Meeting.

The present authorization is effective immediately after the present Extraordinary General Meeting and valid for a period of five years unless it is revoked, varied or renewed earlier by a resolution of the general meeting of shareholders and is subject to the conditions set out in article 9 of the Articles of Association.

The Extraordinary General Meeting resolves to amend article 9.3 of the Articles of Association accordingly to be read as follows (changes appearing in bold):

“9.3 This authority, (unless previously revoked, varied or renewed by the general meeting) is granted for a period of five years from ~~3 March 2017~~19 May 2021”

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a two-third majority of the votes validly cast on such resolution.

Our Board of Directors recommends a vote “FOR” the approval of the renewal of the authorization to the Board of Directors of the Company to purchase, acquire or receive the Company’s own shares for cancellation or hold them as Treasury Shares and the amendment to article 9 of the Articles of Association.

POTENTIAL EXCHANGE OFFER

On 23 February 2021, we announced a series of transactions regarding our metal packaging business, including its proposed business combination with Gores Holdings V, Inc., a U.S. publicly traded special purpose acquisition company (the “Business Combination”).  Following the closing of these transactions which is expected on or prior to 30 June 2021, the Company currently intends that the holders of our Class A common shares will be offered the opportunity to exchange their shares for a portion of the shares in Ardagh Metal Packaging S.A., the newly formed holding company of our metal packaging business which intends to apply to list its shares on the New York Stock Exchange.  Such an exchange offer would decrease the Company’s equity holding in Ardagh Metal Packaging S.A. and correspondingly increase the size of its public float.  The timing and terms of this transaction, if effected at all, have not been determined.

CORPORATE GOVERNANCE

We are exempt from certain corporate governance requirements of the New York Stock Exchange (“NYSE”) by virtue of being a “foreign private issuer”.  Although our foreign private issuer status exempts us from most of the NYSE’s corporate governance requirements, we intend to voluntarily comply with these requirements, except those from which we would be exempt by virtue of being a “controlled company”, as described below.

Controlled Company

Our Class A common shares are listed on the NYSE.  Our ultimate parent company, ARD Holdings S.A., controls more than 50% of the voting power of our common shares and, as a result, under the NYSE’s current listing standards, we qualify for and avail ourselves of the controlled company exemption under the corporate governance rules of the NYSE.  As a controlled company, we are not required to have (1) a majority of “independent directors” on our Board of Directors, (2) a compensation committee and a nominating and governance committee composed entirely of “independent directors” as defined under the rules of the NYSE with written charters addressing each committee’s purpose and responsibilities or (3) an annual performance evaluation of the compensation and nominating and governance committees.  As a controlled company, we utilize these exemptions, including the exemption from the requirement to have a board of directors composed of a majority of independent directors.  In addition, although we have adopted charters for our audit, compensation and nominating and governance committees, our compensation and nominating and governance committees are not required to be composed of independent directors.

The controlled company exemption does not modify the independence requirements for the audit committee, which require that our audit committee be composed of at least three members, each of whom is independent.  All of our audit committee members are independent directors in accordance with the NYSE and the Securities and Exchange Commission (“SEC”) requirements for a company listed on the NYSE.

For a list of our major shareholders and information relating to their ownership of our common shares, please see Item 7A.  “Major Shareholders and Related Party Transactions—Major shareholders” in our Annual Report on Form 20-F.

Board of Directors

Composition of Our Board of Directors

Our Board of Directors currently consists of 14 members divided into three classes.  Our Board of Directors consists of such number of directors as the general meeting of shareholders may from time to time determine.  For information concerning our officers, directors and senior management, please see Item 6A. “Directors, Senior Management and Employees—Directors and Officers” in our Annual Report on Form 20-F.

Number and Election of Directors

Pursuant to Luxembourg law, the Board of Directors must be composed of at least three directors.  Under our Articles of Association, the number of directors of the Company is not to be more than 15.  The holders of the shares have the right to elect the Board of Directors at a general meeting of shareholders by a simple majority of the votes validly cast.  The existing directors have the right to appoint persons to fill vacancies, which persons may hold office until the next following annual general meeting.

Our Board of Directors is classified into three classes of directors.  Our current Class III Directors are Johan Gorter, The Rt. Hon. the Lord Hammond of Runnymede, Damien O’Brien and Hermanus Troskie.  The current terms of office of the Class III Directors expire at the 2021 Annual General Meeting.  Each of the Class III Directors has been nominated for re-election at the 2021 Annual General Meeting, with terms of office expiring at the Company’s 2024 annual general meeting of shareholders.  Our current Class I Directors are Abigail P. Blunt, Paul Coulson, Yves Elsen, David Matthews and Edward White, with terms of office expiring at the Company’s 2023 annual general meeting of shareholders.  Our current Class II Directors are Brendan Dowling, Houghton Fry, Oliver Graham, Gerald Moloney and Shaun Murphy, with terms of office expiring at the Company’s 2022 annual general meeting of shareholders.

Experience of Directors

We believe that the composition of the Board of Directors, which includes a broad spread of nationalities, backgrounds and expertise provides the breadth and depth of skills, knowledge and experience that are required to effectively lead an internationally diverse business with interests spanning three continents and 12 individual countries.

We believe that each of the Group’s independent non-executive directors has broad-based international business expertise and many have gained significant and relevant industry specific expertise over a number of years.  The composition of the Board of Directors reflects the need to maintain a balance of skills, knowledge and experience.

The independent non-executive directors use their broad based skills, diverse range of business and financial experiences and international backgrounds in reviewing and assessing any opportunities or challenges facing the Group and play an important role in developing the Group’s strategy and scrutinizing the performance of management in meeting the Group’s goals and objectives.

We expect our Board members collectively to have the experience, qualifications, attributes and skills to effectively oversee the management of the Company, including a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing the Company, a willingness to devote the necessary time to Board duties, a commitment to representing the best interests of the Company and a dedication to enhancing shareholder value.

Committees of the Board of Directors

Our Board of Directors has six standing committees: an executive committee, an audit committee, a compensation committee, a nominating and governance committee, a finance committee and a sustainability committee.  The members of each committee are appointed by the Board of Directors and serve until their successors are elected and qualified, unless they are removed earlier or resign.  Each of the committees report to the Board of Directors as it deems appropriate and as the Board of Directors may request.  For information concerning the composition, duties and responsibilities of the committees, please see Item 6C. “Directors, Senior Management and Employees—Board practices” in our Annual Report on Form 20-F. In the future, our Board of Directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.  The charters for our executive, audit, compensation, nominating and governance, finance and sustainability committees are publicly available on our website at www.ardaghgroup.com/corporate/investors.

Code of Conduct

Our Board of Directors has adopted a code of conduct that establishes the standards of ethical conduct applicable to all of our directors, officers, employees, consultants and contractors.  The code addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, compliance with applicable governmental laws, rules and regulations, company funds and assets, confidentiality and the process for reporting violations of the code, employee misconduct, conflicts of interest or other violations.  Any waiver of the code with respect to any director or executive officer will be promptly disclosed and posted on our website.  Amendments to the code will be promptly disclosed and posted on our website.  The code is publicly available on our website at www.ardaghgroup.com/corporate/investors and in print to any shareholder who requests a copy.

Corporate Governance Guidelines

Our Board of Directors has adopted corporate governance guidelines that serve as a flexible framework within which our Board of Directors and its committees operate.  These guidelines cover a number of areas including the size and composition of the Board of Directors, Board membership criteria and director qualifications, director responsibilities, Board agenda, roles of the chairman of the Board of Directors and chief executive officer, meetings of independent directors, Board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning.  Our nominating and governance committee will review our corporate governance guidelines periodically and, if necessary, recommend changes to our Board of Directors.  Additionally, our Board of Directors has adopted independence standards as part of our corporate governance guidelines.  A copy of our corporate governance guidelines is posted on our website at www.ardaghgroup.com/corporate/investors.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may contact any of the Company’s directors, including the Chairman, the non-management directors as a group, the chair of any committee of the Board of Directors or any committee of the Board by writing to them as follows:

Ardagh Group S.A.
56, rue Charles Martel
L-2134 Luxembourg, Luxembourg
Attn: Company Secretary

Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Company Secretary and will be handled in accordance with the procedures established by the audit committee with respect to such matters.

PROPOSALS OF SHAREHOLDERS

Shareholders who together hold at least ten percent (10%) of the share capital and intend to have an item added to the agenda of the 2021 Annual General Meeting of Shareholders must comply with the requirements contained in article 21.2 of our Articles of Association.  We reserve the right (subject to Luxembourg law) to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.

WHERE YOU CAN FIND MORE INFORMATION

Ardagh files annual and special reports and other information with the SEC.

Ardagh’s SEC filings are also available to the public on the SEC’s internet website at www.sec.gov.  In addition, Ardagh’s SEC filings are also available to the public on Ardagh’s website, www.ardaghgroup.com.  Information contained on Ardagh’s website is not incorporated by reference into this document, and you should not consider information contained on that website as part of this document.

FORWARD LOOKING STATEMENTS

Forward Looking Statements

These materials contain certain forward-looking statements within the meaning of the US federal securities laws with respect to the proposed Business Combination, as defined above, including statements regarding the benefits of the proposed Business Combination and the anticipated timing of the proposed Business Combination.  These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.  Many factors could cause actual future events to differ materially from the forward-looking statements in these materials, including, but not limited to, the risks related to the Business Combination described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.

No Offer or Solicitation

This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  This document does not constitute a solicitation of a proxy from any investor or securityholder with respect to the approval of the Business Combination.

Important Notice Regarding the Availability of Proxy Materials for the
Annual General Meeting and the Extraordinary General Meeting to be held on May 19, 2021

Information is now available regarding the 2021 Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders (the “Meetings”) at www.ardaghgroup.com/corporate-investors/agm.html.

YOUR VOTE IS IMPORTANT. OUR BOARD OF DIRECTORS URGES YOU TO
VOTE BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD.

With respect to all of the proposals and matters considered at the Annual General Meeting and the Extraordinary General Meeting, shares held through a broker or other intermediary will not be voted unless the beneficial holder notifies the broker or other intermediary through which the shares are held with instructions regarding how to vote.  We strongly encourage you to provide instructions to your broker or other intermediary to vote your shares and exercise your right as a shareholder.

Please note that in response to the COVID‐19 pandemic and in accordance with Luxembourg and international travel restrictions and limitations of large gatherings and in particular the Luxembourg law of September 23, 2020, as amended, which allows for meetings of shareholders to be held without requiring their physical presence and which provides for the exercise of the shareholders’ rights through their representation by a proxyholder, the Meetings will be held without the shareholders’ physical presence.  These measures have been prompted by the COVID‐19 pandemic in order to allow Luxembourg companies to function normally and hold their meetings without the shareholders’ physical presence to prevent the spreading of the virus at such meetings.

Please follow the instructions you received to authorize a proxy to vote your shares as soon as possible to ensure that your shares are represented at the Annual General Meeting and the Extraordinary General Meeting.

Luxembourg
April 14, 2021

ArdaghGroup VOTE

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

## 2020 Annual General Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

**A Proposals — The Board of Directors recommends a vote FOR Proposals 1-9, including FOR all the nominees listed.**

+

5. Ratify the appointment by the Board of Directors of the Company for the terms set out in the agenda of:

| | For | Against | Abstain |
|---|---|---|---|
| a) Mr. Shaun Murphy as Class II Director; and | ☐ | ☐ | ☐ |
| b) Mr. Philip Hammond as Class III Director. | ☐ | ☐ | ☐ |

6. Re-elect the Directors of the Company for the terms set out in the agenda:

| | For | Against | Abstain |
|---|---|---|---|
| a) Mr. Paul Coulson, as Class I Director; | ☐ | ☐ | ☐ |
| b) Mr. David Matthews, as Class I Director; | ☐ | ☐ | ☐ |
| c) Mr. Edward White, as Class I Director; | ☐ | ☐ | ☐ |
| d) Mr. Shaun Murphy, as Class II Director; and | ☐ | ☐ | ☐ |
| e) Mr. Philip Hammond, as Class III Director. | ☐ | ☐ | ☐ |

7. Pursuant to the Board of Directors' proposition to expand the number of directors from eleven (11) to fourteen (14), elect the Directors of the Company for the terms set out in the agenda:

| | For | Against | Abstain |
|---|---|---|---|
| a) Ms. Abigail P. Blunt, as Class I Director; | ☐ | ☐ | ☐ |
| b) Mr. Yves Elsen, as Class I Director; and | ☐ | ☐ | ☐ |
| c) Mr. Oliver Graham, as Class II Director. | ☐ | ☐ | ☐ |

| | For | Against | Abstain |
|---|---|---|---|
| 8. Approve the remuneration arrangements with respect to the directors of the Company for the year 2020. | ☐ | ☐ | ☐ |
| 9. Appoint PricewaterhouseCoopers *Société coopérative* as statutory auditor (*réviseur d'entreprises agréé*) of the Company for the period ending at the 2021 annual general meeting of the shareholders. | ☐ | ☐ | ☐ |

1 U P X +

03780J

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

## Proxy – Ardagh Group S.A.

**This proxy is solicited by the Board of Directors for use at Ardagh Group S.A.'s Annual General Meeting of Shareholders and the Extraordinary General Meeting of Shareholders on May 19, 2021 or any postponement(s) or adjournment(s) thereof.**

The undersigned, having read the Convening Notice and Proxy Statement, dated April 14, 2021, receipt of which is acknowledged hereby, does hereby appoint Paul Coulson, Yves Elsen, David Matthews, Shaun Murphy and Hermanus Troskie, and each of them, proxies and attorneys-in-fact, each with full power of substitution, for and in the name of the undersigned, to vote and act at the Annual General Meeting of Shareholders and the Extraordinary General Meeting of Shareholders (together the "Meetings") of Ardagh Group S.A., the Annual General Meeting of Shareholders to be held on May 19, 2021 at 12:00 p.m. Luxembourg time and the Extraordinary General Meeting of Shareholders to be held immediately thereafter, by way of proxy without physical presence in accordance with the Luxembourg law of September 23, 2020, as amended, and at any postponement(s) or adjournment(s) thereof, with respect to all of the common shares of the undersigned, standing in the name of the undersigned or with respect to which the undersigned is entitled to vote or act at the Meetings, with all of the powers that the undersigned would possess if personally present and acting as set forth on the reverse side hereof.

**This proxy, when properly executed and returned in a timely manner, will be voted in the manner directed on the reverse side hereof. If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares "FOR" the election of each of the nominees for director and "FOR" each of the other proposals identified herein. It is not expected that any other matters will be brought before the Annual General Meeting of Shareholders and the Extraordinary General Meeting of Shareholders. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters.**

**(Items to be voted appear on reverse side.)**

### B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

| Date (mm/dd/yyyy) – Please print date below. | Signature 1 – Please keep signature within the box. | Signature 2 – Please keep signature within the box. |
| --- | --- | --- |
| / / | | |

ArdaghGroup VOTE

## Your vote matters – here's how to vote!

You may vote online instead of mailing this card.

**Votes submitted electronically must be received by 1:00 P.M. EDT on April, 20, 2020.**

**Online**
Go to **www.investorvote.com/ARD** or scan the QR code – login details are located in the shaded bar below.

**Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/ARD**

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

## 2020 Annual General Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

**A Proposals – The Board of Directors recommends a vote FOR Proposals 1-9, including FOR all the nominees listed.**

+

| | For | Against | Abstain |
|---|---|---|---|
| 1. Consider the reports of the Board of Directors of the Company and the report of the statutory auditor (*réviseur d'entreprises agréé*) on the Company's consolidated financial statements for the financial year ended December 31, 2019 and approve the Company's consolidated financial statements for the financial year ended December 31, 2019. | ☐ | ☐ | ☐ |
| 2. Consider the report of the statutory auditor (*réviseur d'entreprises agréé*) on the Company's annual accounts for the financial year ended December 31, 2019 and approve the Company's annual accounts for the financial year ended December 31, 2019. | ☐ | ☐ | ☐ |
| 3. Confirm the distribution of dividends during the financial year ended December 31, 2019 and resolve to carry forward the remaining profit for the year ended December 31, 2019. | ☐ | ☐ | ☐ |
| 4. Grant discharge (*quitus*) to all members of the Board of Directors of the Company who were in office during the financial year ended December 31, 2019. | ☐ | ☐ | ☐ |
| 5. Ratify the appointment by the Board of Directors of the Company for the terms set out in the agenda of: | | | |
| a) Mr. Shaun Murphy as Class II Director; and | ☐ | ☐ | ☐ |
| b) Mr. Philip Hammond as Class III Director. | ☐ | ☐ | ☐ |
| 6. Re-elect the Directors of the Company for the terms set out in the agenda: | | | |
| a) Mr. Paul Coulson, as Class I Director; | ☐ | ☐ | ☐ |
| b) Mr. David Matthews, as Class I Director; | ☐ | ☐ | ☐ |
| c) Mr. Edward White, as Class I Director; | ☐ | ☐ | ☐ |
| d) Mr. Shaun Murphy, as Class II Director; and | ☐ | ☐ | ☐ |
| e) Mr. Philip Hammond, as Class III Director. | ☐ | ☐ | ☐ |
| 7. Pursuant to the Board of Directors' proposition to expand the number of directors from eleven (11) to fourteen (14), elect the Directors of the Company for the terms set out in the agenda: | | | |
| a) Ms. Abigail P. Blunt, as Class I Director; | ☐ | ☐ | ☐ |
| b) Mr. Yves Elsen, as Class I Director; and | ☐ | ☐ | ☐ |
| c) Mr. Oliver Graham, as Class II Director. | ☐ | ☐ | ☐ |
| 8. Approve the remuneration arrangements with respect to the directors of the Company for the year 2020. | ☐ | ☐ | ☐ |
| 9. Appoint PricewaterhouseCoopers *Société coopérative* as statutory auditor (*réviseur d'entreprises agréé*) of the Company for the period ending at the 2021 annual general meeting of the shareholders. | ☐ | ☐ | ☐ |

1 U P X +

03772J

**Small steps make an impact.**

Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/ARD

▼ **IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

## Proxy – Ardagh Group S.A.

**This proxy is solicited by the Board of Directors for use at Ardagh Group S.A.'s Annual General Meeting of Shareholders and the Extraordinary General Meeting of Shareholders on May 19, 2021 or any postponement(s) or adjournment(s) thereof.**

The undersigned, having read the Convening Notice and Proxy Statement, dated April 14, 2021, receipt of which is acknowledged hereby, does hereby appoint Paul Coulson, Yves Elsen, David Matthews, Shaun Murphy and Hermanus Troskie, and each of them, proxies and attorneys-in-fact, each with full power of substitution, for and in the name of the undersigned, to vote and act at the Annual General Meeting of Shareholders and the Extraordinary General Meeting of Shareholders (together the "Meetings") of Ardagh Group S.A., the Annual General Meeting of Shareholders to be held on May 19, 2021 at 12:00 p.m. Luxembourg time and the Extraordinary General Meeting of Shareholders to be held immediately thereafter, by way of proxy without physical presence in accordance with the Luxembourg law of September 23, 2020, as amended, and at any postponement(s) or adjournment(s) thereof, with respect to all of the common shares of the undersigned, standing in the name of the undersigned or with respect to which the undersigned is entitled to vote or act at the Meetings, with all of the powers that the undersigned would possess if personally present and acting as set forth on the reverse side hereof.

**This proxy, when properly executed and returned in a timely manner, will be voted in the manner directed on the reverse side hereof. If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares "FOR" the election of each of the nominees for director and "FOR" each of the other proposals identified herein. It is not expected that any other matters will be brought before the Annual General Meeting of Shareholders and the Extraordinary General Meeting of Shareholders. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters.**

**(Items to be voted appear on reverse side.)**

### B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

| Date (mm/dd/yyyy) – Please print date below. | Signature 1 – Please keep signature within the box. | Signature 2 – Please keep signature within the box. |
|---|---|---|
| / / | | |

### C Non-Voting Items

**Change of Address** – Please print new address below.